Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary Name	Place of Incorporation
Phoenix International (China) Limited	Hong Kong

Hunan Beiwei International Media Consulting Co., Ltd.*	People's Republic of China.

*  Hunan Beiwei International Media Consulting Co., Ltd. is the wholly owned subsidiary of Phoenix International (China) Limited. Phoenix International (China) Limited is Registrant’s wholly owned subsidiary.